Exhibit 8(b)(viii)


  Funds distributed by Janus Distributors LLC, 151 Detroit St., Denver, CO 80206


151 Detroit Street
Denver, Colorado 80206


April 12, 2007

The Lincoln National Life Insurance Company
c/o Marta J. Zoller, FLMI, AAPA
1300 South Clinton Street
Fort Wayne, IN 4801-1110

Re: Action Requested - Distribution, Shareholder Servicing, Administrative Servicing and Fund/SERV Agreements relating to Janus Adviser Series, Janus Aspen Series and/or Janus Investment Fund.

Dear Client:

Effective May 23, 2005, the Securities and Exchange Commission adopted Rule 22-c(2) (and as may be amended from time to time, the "Rule") of the Investment Company Act of 1940 (the "1940 Act"). The Rule requires that Janus enter into written agreements with its financial intermediaries (as such term is defined in the Rule) whereby each such financial intermediary agrees to provide Janus with certain shareholder identity and transaction information and to carry out certain instructions from Janus. These requirements are designed to allow Janus to more effectively enforce its market timing policies in an effort to protect Janus and its shareholders from the harmful effects of short-term trading.

You ("Intermediary") are currently party to one or more of the above (or similar) agreements with one or more of the Janus entities (all such agreements of which you are currently a party are collectively referred to herein as the "Current Agreements"). In order to comply with the Rule, Janus and Intermediary desire to supplement the Current Agreements pursuant to and in accordance with this letter agreement ("Letter Agreement").

For good and valuable consideration, the receipt of which is hereby acknowledged, Janus and Intermediary hereby agree to supplement the Current Agreements as follows:

1.       Shareholder Information

         1.1 Agreement to Provide Information. Intermediary agrees to provide Janus, upon written request, the taxpayer identification number ("TIN"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account of Janus maintained by the Intermediary during the period covered by the request.

                  1.1.1 Period Covered by Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. Janus may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus.

                  1.1.2 Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to Janus or its designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If the requested information is not on the Intermediary's books and records, intermediary agrees to: (i) provide or arrange to provide to Janus the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by Janus, block further purchases of fund Shares from the indirect intermediary. In such instance, Intermediary agrees to inform Janus whether it plans to perform (i) or
(ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to Janus should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an "indirect intermediary" has the same meaning as provided for in the Rule.

                  1.1.3 Limitations on Use of Information. Janus agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

         1.2 Agreement to Restrict Trading. Intermediary agrees to execute written instructions from Janus to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by Janus as having engaged in transactions of the fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by Janus.

                  1.2.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

                  1.2.2 Timing of Response. Intermediary agrees to use its best efforts to execute instructions within five (5) business days after receipt of the instructions by the Intermediary, but not later than ten (10) business days after receipt of the instructions by the Intermediary.

                  1.2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to Janus that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

                  1.2.4 Restrictions Prohibited by Contract. To the extent that there is a legal or contractual impediment to restricting or prohibiting trading by the Contract Owner, Intermediary agrees to take the following steps and the Fund or its designee has to restrict or prohibit trading by a Contract Owner:

                  i. Review the terms of the Contract and Contract prospectus as well as applicable law to determine the extent of the legal rights of the Contract Owner to trade into and out of Accounts that purchase shares of Fund portfolios.
                  ii. If upon review there does not exist any legal or contractual impediment to restricting or prohibiting trading by the Contract Owner then Intermediary will comply with the request.

                  If upon review there does exist a legal or contractual impediment to restricting or prohibiting trading by the Contract Owner then Intermediary will review the availability of any alternatives that may be implemented to ensure that policies of the Funds established for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds are not violated. Such alternatives may include requiring that trades be submitted by the Contract Owner in writing by mail; imposition of fees for transfers between subaccounts as may be permitted under the terms of the Contract and/or Contract prospectus; limitations on the total number of trades in a calendar year as permitted under the terms of the Contract and/or Contract prospectus. Working in conjunction with the Fund or its designee Company will implement mutually agreed to measures to achieve the goal of preventing dilution of the value of the Fund's outstanding Shares.

         1.3      Definitions.      For purposes of this Letter Agreement:

                  1.3.1 The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by Janus under the 1940 Act that are held by the Intermediary.

                  1.3.2    The term "Shareholder" means:

                  a. the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name;

                  b. as this Letter Agreement relates to retirement plan accounts, the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of the Shares; and

                  c. as this Letter Agreement relates to accounts of variable annuities or variable life insurance contracts, the holder of interest in a variable annuity or variable life insurance contract issued by the Intermediary.

                  1.3.3 The term "written" includes electronic writings and facsimile transmissions.

2.       Effectiveness of Agreement.

         2.1 Effective Date. The provisions of this Letter Agreement shall become effective as of the final compliance date included in the Rule.

Please acknowledge your agreement to this Letter Agreement by signing where indicated below and return it to the following address:

         Janus Distributors LLC
         151 Detroit Street
         Denver, CO 80206
         Attn: Denise Roberson

Please address all questions or comments to Denise Roberson at 303-316-5765 or at denise.roberson@janus.com

Sincerely,

/s/ Michelle Rosenberg

Michelle Rosenberg
Assistant Vice President


AGREED AND ACKNOWLEDGED:

The Lincoln National Life Insurance Company


By: /s/ Kelly D. Clevenger
Name:   Kelly D. Clevenger
Title:  Vice President


JANUS SERVICES LLC


By:   /s/ Russell P. Shipman
Name:    Russell P. Shipman
Title:   SVP & Managing Director